UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144		OMB APPROVAL
		OMB Number:	3235-0101
		Expires -	September 30, 1998
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NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933		SEC USE ONLY

DOCUMENT SEQUENCE NO.
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale Or executing a sale directly with a market maker.		CUSIP NUMBER
WORK LOCATION
1(a) NAME OF ISSUER (Please type or print) ENCORIUM GROUP INC	(b) IRS IDENT NUMBER 561668867	(c) S.E.C. FILE NUMBER 21145

(d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
ONE GLENHARDIE CORPORATE CENTER	1275 DRUMMERS LN.	SUITE 100	WAYNE, PA 19087		Area Code	Number
					610	975-9533

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) SOCIAL SECURITY NO OR IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS	STREET	CITY	STATE	ZIP CODE
Kenneth M. Borow, M.D.	###-##-####	CEO	407 WYNTRE LEA DRIVE BRYN MAWR, PA 19010

INSTRUCTION: The person filing this notice should contact the issuer to obtain the IRS. Identification Number and the S.E.C. File Number

3(a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)

Title of the class of Securities To Be Sold	Name and address of Each Broker Through Whom the Securities are to be Offered or Each market Maker Who is Acquiring the Securitie	Broker-Dealer File Number	Number of Shares Or Other Units To Be Sold (See Instr. 3(c))	Aggregate Market Value (See Instr. 3(d))	Number of Shares or Other Units Outstanding (See Instr. 3(e))	Approximate Date of Sale (See Instr. 3(f)) (Mo. Day Yr)	Name of Each Securities Exchange (See Instr. 3(g))

COMMON	THOMPSON DAVIS & CO. 919 E. MAIN ST. 16TH FLOOR RICHMOND, VA 23218		150,000.00	$711,000.00	13.35M	02/13/2007	NASDAQ

INSTRUCTIONS:

1.	(a)	Name of issuer
	(b)	Issuer’s I.R.S. Identification Number
	(c)	Issuer’s S.E.C. file number, if any
	(d) (e)	Issuer’s address, including zip code Issuer’s telephone number, including area code
2.	(a)	Name of person for whose account the securities are to be sold
	(b)	Such person’s Social Security or IRS identification number
	(c)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(d)	Such person’s address, including zip code
3.	(a)	Title of the class of securities to be sold
	(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(e)

Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer.

Approximate date on which the securities are to be sold

(f)
	(g)	Name of each securities exchange, if any, on which the securities are intended to be sold.

TABLE 1—SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of The Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
COMMON	SEE ATTACHMENT A

INSTRUCTIONS: 1.	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d) (3) of Rule 144, furnish full information with respect thereto.

TABLE II—SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
KENNETH M. BOROW, M.D. 407 WYNTRE LEA DRIVE BRYN MAWR, PA 19010	COMMON	11/13/2006	25000.00	$95080.00

REMARKS:

**1) SHARES SOLD PURSUANT TO 10B5-1 PLAN

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

DATE OF NOTICE	(SIGNATURE)

This notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).

ATTACHMENT A

TITLE OF CLASS	DATE ACQUIRED:	NATURE OF ACQUISITION TRANSACTION:	NAME OF PERSON FROM WHOM ACQUIRED:	AMOUNT OF SECURITIES ACQUIRED:	DATE OF PAYMENT:	NATURE OF PAYMENT
COMMON	7/31/2003	OPEN MARKET	OPEN MARKET	359568	7/31/2003	CASH